Exhibit 99.1

PRESS RELEASE Brussels, 25 April 2012 1 / 1

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev General Shareholders Meeting

approves dividend payment 2011 (1.20 euro per share)

Anheuser-Busch InBev (Euronext: ABI; NYSE: BUD) is pleased to announce that the General Shareholders Meeting of 25 April 2012 has approved the annual accounts 2011 ended December 31, 2011, as well as the gross dividend of 1.20 euro proposed by the Board of Directors. The shares will trade ex-coupon as of 27 April 2012 and dividends will be payable as from 3 May 2012 at the counters of BNP Paribas Fortis (Fortis Bank NV/SA) (Paying Agent) upon presentation of coupon n° 13.

The General Shareholders Meeting has also acknowledged the end of the mandate as Director of Mr. Peter Harf, Chairman of the Board on 25 April 2012. Mr. Kees Storm, already a Board member, has succeeded Mr. Harf as the new Chairman of the Board.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands—those with the greatest growth potential such as global brands Budweiser®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. AB InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, AB InBev leverages the collective strengths of its approximately 116,000 employees based in 23 countries worldwide. In 2011, AB InBev realized 39.0 billion USD revenue. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com